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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K/A

                        REPORT OF FOREIGN PRIVATE ISSUER


                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of: October 2002

                         MITSUI BUSSAN KABUSHIKI KAISHA
                     ---------------------------------------
             (Exact Name of Registrant as Specified in its Charter)

                               MITSUI & CO., LTD.
                           ---------------------------
                 (Translation of Registrant's Name Into English)

                                      JAPAN
                                 ---------------
                 (Jurisdiction of incorporation or organization)

                       2-1, OHTEMACHI 1-CHOME, CHIYODA-KU
                              TOKYO 100-0004, JAPAN
                     --------------------------------------
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                   Form 20-F  [X]        Form 40-F   [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes      [ ]           No       [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________


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The following exhibit is filed herewith:

99.1 Certifications pursuant to 18 United States Code Section 1350 regarding Mitsui & Co., Ltd.'s Annual Report on Form 20-F as filed with the Securities and Exchange Commission on September 27, 2002.


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date:  October 7, 2002



                                  MITSUI & CO., LTD.

                                  By:      /s/ Tasuku Kondo
                                       --------------------------------------
                                       Name: Tasuku Kondo
                                       Title: Senior Executive Managing Officer
                                              and Chief Financial Officer